SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ______________________________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

                   For the fiscal year ended December 31, 2004

[__] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ______ to _________

                         Commission file number: 0-14706

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ingles Markets, Incorporated
                         Investment/Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Ingles Markets, Incorporated
                        P.O. Box 6676
                        Asheville, North Carolina 28816

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2004 and 2003 and for the year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Financial Statements and Supplemental Schedule

                        As of December 31, 2004 and 2003
                    and for the Year Ended December 31, 2004



                                    Contents

Report of Independent Registered Public Accounting Firm.................................1

Financial Statements

Statements of Net Assets Available for Benefits.........................................2
Statement of Changes in Net Assets Available for Benefits...............................3
Notes to Financial Statements...........................................................4



Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)-December 31, 2004.......12

             Report of Independent Registered Public Accounting Firm


The Plan Administrative Committee
Ingles Markets, Incorporated Investment/Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP

Greenville, South Carolina
June 27, 2005

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003



                                                2004                2003
                                           ----------------    ----------------
Assets
Investments at fair value:
   Employer securities                        $21,325,767         $17,948,584
   Collective trust funds                      16,402,138          15,677,579
   Mutual funds                                16,371,224          14,063,251
   Loans to participants                        3,142,219           2,507,763
                                           ----------------    ----------------
                                               57,241,348          50,197,177

Cash                                               70,834                   -

Receivables:
   Employer contributions                               -               9,177
   Participant contributions                            -              51,239
                                           ----------------    ----------------
                                                        -              60,416
                                           ----------------    ----------------

Total assets                                   57,312,182          50,257,593
                                           ----------------    ----------------


Liabilities
Due to broker, net                                 70,982                   -

                                           ----------------    ----------------
Net assets available for benefits             $57,241,200         $50,257,593
                                           ================    ================


See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2004



Additions
Net realized and unrealized appreciation in fair value of
  investments                                                       $  7,035,121
Dividends                                                                380,509
Interest on participant loans                                            149,056
                                                                 ---------------
                                                                       7,564,686
                                                                 ---------------

Contributions:
   Participants                                                        3,216,957
   Employer                                                              410,408
                                                                 ---------------
                                                                       3,627,365
                                                                 ---------------

Total additions                                                       11,192,051

Deductions
Distributions to participants                                          3,918,147
Administrative expenses                                                  205,862
Corrective distributions                                                  84,435
                                                                 ---------------
Total deductions                                                       4,208,444
                                                                 ---------------
Net increase                                                           6,983,607
Net assets available for benefits at beginning of year                50,257,593
                                                                 ---------------
Net assets available for benefits at end of year                     $57,241,200
                                                                 ===============


See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                          Notes to Financial Statements



1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering all employees of Ingles Markets, Incorporated (the "Company" and "Plan Sponsor") and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligibility service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan provides for three types of contributions: (i) employer profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company - discretionary in nature; (ii) employee 401(k) contributions by participating employees from 1% to 50% of their pre-tax annual compensation as defined in the Plan (in increments of 1%), and (iii) employer 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period, limited to a maximum of 5% of an employee's compensation as defined in the Plan.

In 2004, the Company made discretionary 401(k) matching contributions, but did not make any discretionary profit sharing contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and with allocations of plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon enrollment in the Plan, participants may direct employee and employer matching contributions in 1% increments to any of the Plan's fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

Vesting

Contributions by employees plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company's matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of six years of service. Forfeited balances are utilized as follows:

     a. First, to restore the nonvested portion of the employer contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.
     b.   Second, at the discretion of the Plan Sponsor, to pay Plan expenses.
     c. Third, to reduce Plan Sponsor contributions as described in the Plan document.

Unallocated forfeitures at December 31, 2004 and 2003 were $1,280,744 and $1,377,114, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower's principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant's account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

Credit Risk

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan. Because the Ingles Stock Fund is not diversified, it may experience wider variation in value than the other Plan funds.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in common and collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

3. Investments

The primary  trustee for the Plan,  Wachovia  Bank,  N.A.,  is  responsible  for
maintaining   custody  of  the  investment  funds,   excluding  Ingles  Markets,
Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Funds.

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

                                               Net Realized and Unrealized
                                             Appreciation in Fair Value of
                                                       Investments
                                        ----------------------------------------


Employer securities                                     $ 4,704,399
Mutual funds                                              1,211,203
Collective trust funds                                    1,119,519
                                                    -----------------
               Total                                     $7,035,121
                                                    =================

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:


                                                               December 31,              December 31,
                                                                   2004                     2003
                                                          --------------------     -------------------

Employer Securities:
   Ingles Stock Fund - Class B*                                  $20,890,692              $17,729,508
Mutual Funds:
   Evergreen Short Intermediate Bond Fund Class I                  3,850,906                4,039,734
   Van Kampen Equity Income Fund Class A                           5,703,557                5,299,875
Collective Trust Funds:
   Stable Portfolio Group Trust Fund of Wachovia                   8,276,406                8,071,812
   Enhanced Stock Market Fund of Wachovia                          8,125,732                7,605,767
  *    Nonparticipant-directed.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



                                                December 31,       December 31,
                                                    2004              2003
                                               --------------     -------------

  Net assets:
     Employer securities:
     Ingles Stock Fund - Class B                  $20,890,692      $17,729,508


                                                                Year ended
                                                               December 31,
                                                                   2004
                                                           ---------------------

Changes in net assets:
   Net realized and unrealized
       appreciation in fair value                                   $ 4,635,492
   Distributions to participants                                     (1,389,096)
   Transfers to other plan funds                                        (51,418)
   Administrative expenses                                              (33,794)
                                                           ---------------------
Total                                                               $ 3,161,184
                                                           =====================

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:



                                                                 December 31,         December 31,
                                                                     2004                2003
                                                             -------------------  -------------------

 Net assets available for benefits per the financial
    statements                                                      $57,241,200         $50,257,593
 Contributions receivable                                                     -             (60,416)
                                                             -------------------  -------------------
 Net assets available for benefits per the Form 5500                $57,241,200         $50,197,177
                                                             ===================  ===================


The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                             Year Ended December
                                                                   31, 2004
                                                             -------------------

 Contributions per the financial statements                          $3,627,365
 Plus: contributions receivable at beginning of year                     60,416
                                                             -------------------
 Contributions per the Form 5500                                     $3,687,781
                                                             ===================

7. Voluntary Correction Program

During the 2001 plan year, the Plan Sponsor discovered various errors in the administration of the Plan. The errors consisted of failure to obtain the proper Qualified Joint and Survivor Annuity waivers, failure to use forfeitures, failure to restore forfeited employer contributions for rehires and failure to make payments to terminated participants with small account balances. The Plan filed the "Request for Consideration Under the Employee Plans Voluntary Correction Program" with the Internal Revenue Service in 2002. In March of 2004, the Plan Sponsor received a Compliance Statement from the Internal Revenue Service. The Internal Revenue Service accepted the Plan's proposed corrections to the errors noted above. The Plan made all corrections in accordance with the Compliance Statement by August 2004, the deadline required by the IRS. All costs were borne by the Plan Sponsor and there was no effect on the Plan's financial statements. The Plan administrator believes that the Plan has taken appropriate action to prevent these matters from reoccurring.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

8. Subsequent Event

On March 31, 2005, the Plan Sponsor advanced the Plan $1,241,000 for the purpose of making distributions of participants' holdings in the Ingles Stock Fund. Due to restrictions on the trading periods of the Ingles stock, a temporary loan was made to alleviate these cash flow needs. This loan is interest free and will be repaid through the dividends received on the Ingles Class B stock and, if necessary, the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares.

                              Supplemental Schedule

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                        EIN: 56-0846267 Plan Number: 001

                              Schedule H, Line 4i -
                    Schedule of Assets (Held at End of Year)

                                December 31, 2004



        (b) Identity of Issue,
          Borrower, Lessor or          (c) Description of Investment, Including Maturity Date,                      (e) Current
 (a)         Similar Party               Rate of Interest, Collateral, Par or Maturity Value       (d) Cost            Value
------------------------------------------------------------------------------------------------------------------------------------

       Collective Trust Funds:
  *       Wachovia Bank, N.A.         Stable Portfolio Group Trust Fund of Wachovia                       **          $  8,276,406
  *       Wachovia Bank, N.A.         Enhanced Stock Market Fund of Wachovia                              **             8,125,732
                                                                                                                 -------------------
                                                                                                                        16,402,138
       Mutual Funds:
  *       Wachovia Bank N.A.          Evergreen Short Intermediate Bond Fund Class I                      **             3,850,906
  *       Wachovia Bank N.A.          AIM Basic Value Fund Class A                                        **               470,373
  *       Wachovia Bank N.A.          Goldman Sachs Small Cap Value Fund Class A                          **             1,132,558
  *       Wachovia Bank N.A.          American Funds Growth Fund of America Class A                       **               511,653
  *       Wachovia Bank N.A.          Dreyfus MidCap Index Fund, Inc.                                     **             2,166,127
  *       Wachovia Bank N.A.          Van Kampen Equity Income Fund Class A                               **             5,703,557
  *       Wachovia Bank N.A.          Templeton Foreign Fund Class A                                      **             2,536,050
                                                                                                                 -------------------
                                                                                                                        16,371,224

       Employer Securities:
  *       Ingles Markets,             Ingles Stock Fund - Class B
            Incorporated                                                                        $ 11,640,118            20,890,692
  *       Ingles Markets,             Ingles Class A Stock Fund
            Incorporated                                                                                  **               435,075
                                                                                                                 -------------------
                                                                                                                        21,325,767
  *    Loans to participants          Interest rates of 5.0% to 10.5%; maturity dates of
                                         2005-2014                                                        **             3,142,219
                                                                                                                 -------------------
                                                                                                                       $57,241,348
                                                                                                                 ===================

----------
*   Represents a party-in-interest.
** Cost information has been included only for all non-participant directed investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          Ingles Markets Incorporated
                          Investment/Profit Sharing Plan


Date:  June 29, 2005      By:      /s/ Robert P. Ingle
                             -----------------------------------------
                                   Robert P. Ingle
                                   Plan Administrative Committee Chairman


                          By:      /s/ James W. Lanning
                             -----------------------------------------
                                   James W. Lanning
                                   Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23        Consent of Ernst & Young LLP